Press Release

FOR IMMEDIATE RELEASE

LABOPHARM ENTERS INTO AGREEMENT FOR US$25 MILLION DEBT FINANCING

– Proceeds Will Provide Flexibility to Support Advancement of Multiple Near-Term Opportunities in Product Pipeline –

LAVAL, Quebec (December 21, 2007) – Labopharm Inc. (TSX: DDS; NASDAQ: DDSS) today announced that, through its U.S. subsidiary, it has entered into an agreement for a US$25 million debt financing with US-based Hercules Technology Growth Capital, Inc. (NASDAQ: HTGC). Proceeds from the financing will be used for the advancement of the Company's product pipeline, general corporate purposes and repayment of existing long-term debt. Under the terms of the financing, Labopharm will draw down US$15 million at closing (Tranche A) with the remaining US$10 million available beginning May 15, 2008 through November 15, 2008 (Tranche B).

"We have a robust product pipeline with multiple near-term opportunities and this debt financing will provide additional capital with minimal dilution to fully support the advancement of our development programs as we continue the roll out of our once-daily tramadol product in key markets around the world," said James R. Howard-Tripp, President and Chief Executive Officer, Labopharm Inc. "In recent months we have made significant progress across our pipeline, highlighted by the completion of our Phase III clinical study for our once-daily formulation of trazodone, for which we anticipate reporting results by early in the second quarter of 2008. We look forward to the continued advancement of our programs in the coming year, including the potential filing of a New Drug Application for our once-daily trazodone formulation, the initiation of a Phase III clinical study for our twice-daily tramadol-acetaminophen combination formulation and further progress in the programs for our twice-daily acetaminophen formulation and our misuse-prevention platform. This debt facility will ensure that we have the strength and flexibility in our balance sheet to rapidly advance these programs toward our goal to bring additional products to the marketplace."

The loan matures on December 1, 2011. Tranche A will bear interest at 10.95% per annum while Tranche B will bear interest at the higher of 10.95% per annum or the Wall Street Journal Prime rate plus 3.2% and will be fixed if and when there is a draw on Tranche B. As part of the financing, Labopharm will grant HTGC the right to purchase 1,460,152 common shares of Labopharm (the Warrant) at an exercise price of CAD$1.00 with 60% of the Warrant being fully vested and earned upon execution of the loan agreement and the remaining 40% to be vested and exercisable only if there is a draw on Tranche B. The exercise price may be reduced if and when the Company initially draws any part of Tranche B and the volume-weighted average trading price of the Company's common shares on the Toronto Stock Exchange for the five days preceding such draw is less than CAD$1.00. The Warrant and the underlying common shares to the Warrant will have to be held by HTGC for a period of four months from the date of grant of the Warrant and the Warrant will expire five years after the date of the grant. The grant of the Warrant and the issuance of common shares upon exercise of the Warrant are conditional on the approval of Canadian regulatory authorities and stock exchanges.

About Labopharm Inc.

Labopharm is an emerging leader in optimizing the performance of existing small molecule drugs using its proprietary controlled-release technologies. The Company's lead product, a unique once-daily formulation of tramadol, is being commercially launched in key markets globally. The Company also has a robust pipeline of follow-on products in both pre-clinical and clinical development. Labopharm's vision is to become a fully integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products. For more information, please visit www.labopharm.com.

This press release contains forward-looking statements, which reflect the Company's current expectations regarding future events. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the price of the Company's shares, the uncertainties related to the regulatory process for drug approval and the commercialization of the Company's products, if they are approved. Investors should consult the Company's ongoing quarterly filings and annual reports for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Company disclaims any obligation to update these forward-looking statements.

For more information, please contact:

At Labopharm	At The Equicom Group
Mark D'Souza	Jason Hogan
Chief Financial Officer	Media and Investor Relations
Tel: (450) 686-0207	Tel: (416) 815-0700
jhogan@equicomgroup.com

French:
Eric Bouchard
Tel: (514) 844-7997
ebouchard@equicomgroup.com